January 15, 2020

R. Scott Areglado
Chief Financial Officer
iCAD, Inc.
98 Spit Brook Road, Suite 100
Nashua, NH 03062

       Re: iCAD, Inc.
           Registration Statement on Form S-3
           Filed January 10, 2020
           File No. 333-235887

Dear Mr. Areglado:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jeffrey A. Baumel, Esq.